UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission file number: 333-226308

ZETA NETWORK GROUP

80 Broad Street, 5th Floor
New York, NY 10005
Tel: +1 (929) 317-2699

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

APPOINTMENT OF CHIEF INVESTMENT OFFICER

On October 8, 2025, Zeta Network Group (the “Company”) appointed Mr. Patrick Ngan as its Chief Investment Officer (“CIO”), effective on the same day.

On October 10, 2025, the Company issued a press release announcing the appointment of Mr. Ngan. A copy of the press release is furnished as Exhibit 99.1 to this current report on Form 6-K.

EXHIBIT

Exhibit No.	Description
99.1	Press Release dated October 10, 2025

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZETA NETWORK GROUP

By:	/s/ Samantha Huang
Name:	Samantha Huang
Title:	Chief Executive Officer and Director

Date: October 10, 2025

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